Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Ronnie Leten, Business Area President, Compressor Technique
+32 (0)3 870 2938 or +32 (0)477 222 685
Joanna Canton, Media Relations Manager
+44 (0)7971 650 115

Atlas Copco has acquired Swedish compressed air distributor

Stockholm, Sweden, July 13, 2006: Atlas Copco AB has acquired BEMT Tryckluft AB, Sweden, and its subsidiary companies in Lithuania and Latvia. The company has a turnover of approximately MSEK 50 (MEUR 5.5) and 40 employees.

BEMT Tryckluft AB, based in Malmö, Sweden, has been active in compressors and compressed air equipment for over 20 years. It is an important distributor on the Swedish compressed air market and is especially strong in the southern part of Sweden. The company is also active in the Baltic States under the name Baltair.

BEMT Tryckluft AB is a stable, profitable company. Its aftermarket team has extensive knowledge and logistics channels for servicing many different compressor brands.

"The acquisition is in line with Atlas Copco's multi-brand strategy. Through the acquisition we will be able to offer our Swedish customers a wider and more complete range of industrial compressed air equipment," says Ronnie Leten, Business Area President, Atlas Copco Compressor Technique.

BEMT Tryckluft AB will be part of Atlas Copco Compressor Technique's Industrial Air division. BEMT will represent the Ceccato brand.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600).
Learn more at www.atlascopco.com.

Industrial Air is a division within Atlas Copco's Compressor Technique business area. It develops, manufactures and markets oil-injected and oil-free air compressors and Quality Air solutions worldwide, under several brands, for all kinds of industries. The division focuses on professional service, air monitoring and connectivity solutions to further improve customers' productivity. The divisional headquarters and main production center are located in Antwerp, Belgium.


06015273

Atlas Copco Group Center

Atlas Copco AB
SE-105 23 Stockholm
Sweden

Visitors address:
Sickla Industriväg 3
Nacka

Telephone: +46 (0)8 743 8000
Telefax: +46 (0)8 644 9045
www.atlascopco.com

A Public Company (publ)
Reg. No: 556014-2720
Reg. Office Nacka

For further information please contact:
Ronnie Leten, Business Area President, Compressor Technique
+32 (0)3 870 2938 or +32 (0)477 222 685

Joanna Canton, Media Relations Manager
+44 (0)7971 650 115

Atlas Copco to acquire Italian compressor company

Stockholm, Sweden, July 13, 2006: Atlas Copco Italia S.p.A. has signed a contract to acquire the Industrial Division of the ABAC Group S.p.A.. It has a turnover of approximately BSEK 1.5 (MEUR 160) and some 650 employees. The estimated operating profit margin in 2005 was around 10%.

The preliminary purchase price is approximately BSEK 1.1 (MEUR 119.5). The completion date of the acquisition is dependent upon the required approvals from the relevant anti-trust authorities.

The ABAC Group, headquartered in Turin, Italy, is a major manufacturer of piston compressors for the industrial market via the ABAC, BALMA and AGRE brands. It has a solid presence in the screw compressor market via the ALUP, ABAC and BALMA brands. The group has successfully established a presence in the distribution of compressors for small and medium sized industries and the automotive aftermarket. For more information visit www.abac.it.

"The acquisition is in line with and supports our multi-brand strategy. Through the acquisition, the Atlas Copco Group will increase its market coverage, specifically in the piston compressor market for small and medium sized industries where our position today is weak," says Ronnie Leten, Business Area President, Atlas Copco Compressor Technique.

With effect from January 1, 2006, the ABAC Group was divided into an Industrial and a Consumer Division. The Consumer Division, led by the company Nu Air Compressors and Tools, will remain under the control of the current group.

ABAC will become part of Atlas Copco Compressor Technique's Industrial Air division. After the acquisition is completed, Atlas Copco will continue to distribute the products under the ABAC, ALUP, BALMA and AGRE brands.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600).
Learn more at www.atlascopco.com.

Industrial Air is a division within Atlas Copco's Compressor Technique business area. It develops, manufactures and markets oil-injected and oil-free air compressors and Quality Air solutions worldwide, under several brands, for all kinds of industries. The division focuses on professional service, air monitoring and connectivity solutions to further improve customers' productivity. The divisional headquarters and main production center are located in Antwerp, Belgium.